EXHIBIT 4.2

FIRST AMENDMENT TO
EQUITY RESIDENTIAL PROPERTIES TRUST
1996 NON-QUALIFIED EMPLOYEE SHARE PURCHASE PLAN
(AS AMENDED AND RESTATED EFFECTIVE MAY 14, 1998)

        WHEREAS, Equity Residential Properties Trust ("Equity") adopted the Equity Residential Properties Trust 1996 Non-Qualified Employee Share Purchase Plan ("Plan"), reserved the right to amend the Plan and amended and restated the Plan; and

        WHEREAS, Equity desires to amend the Plan to extend the Plan to employees of Merry Land Investment Company, Inc. and to increase the opportunity for Participants to make additional contributions;

        NOW, THEREFORE, Equity hereby amends the Plan as follows:

  1.
  Section 2.11 is amended, effective October 19, 1998, to read as follows:

  "2.11 The term 'Participating Employer' shall mean Equity, Equity Residential Properties Management Limited Partnership, Equity Residential Properties Management Corp., Equity Residential Properties Management Corp. II, Merry Land Investment Company, Inc. and any affiliated company which is designated as such by the Committee."

  2.
  The second sentence of Section 5(b) is amended, effective for the Purchase Period ending November 14, 1998, to read as follows:

  "A Participant also shall have the right (i) at any time on or before fifteen days prior to the last day of a Purchase Period, to withdraw (without interest) all or any part of the contributions credited to his or her Account for such purchase; or (ii) at any time prior to the last day of a Purchase Period, to increase his or her cash contributions for such purchase, by delivering an amended Election Form (and for purposes of clause (ii), a check for such contributions) to the Plan Administrator."

        IN WITNESS WHEREOF, this Amendment has been executed on behalf of Equity as of the 1st day of October, 1998.

                      EQUITY RESIDENTIAL PROPERTIES TRUST